FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 3, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 3, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat Posts FY 2005 Results

(Vancouver, Canada)  March 31st, 2006, 5:30pm EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today reported sales of $4.72 million for the fourth quarter and $18.11 million for the fiscal year ended December 31st, 2005. This  represents a 3.4% increase on a year-to-year basis.  While gross margins held relatively steady at 44.8% on a year-to-year basis, the Company also recorded a net loss of $5.89 million, explained largely by non-recurring expenses associated with a new product introduction and some changes in administration.

A strong performance by the Microwave business unit helped sustain the Company’s year-to-year sales growth trend, despite pricing pressures and a 7.5% decline in the US dollar. Fourth quarter sales for the Microwave business unit reached a record $3.33 million, a 17.3% increase over the previous quarter. The re-energized business unit contributed 56.1% of the Company’s gross profits, up 13.5% from the previous year.

Annual sales in the Satellite Systems business unit were $8.06 million, up slightly from the previous year. The business unit added five key customers and increased the number of units shipped by 11.4%. In keeping with its growth strategy, the business unit increased the number of units sold through authorized Norsat distributors by 9.4%.  This sales growth was achieved despite a weakness in the US dollar and a growing demand for lower priced, IP-capable portable satellite systems. Satellite Systems sales represented 44.5% of the Company’s overall sales for the year, relatively unchanged from the previous year.

The Company's overall gross margins held relatively steady on a year-to-year basis at 44.8%, due in large part to sales to the US government of lower volume, higher margin products.

In a strategic move to penetrate the growing IP data market, Norsat accelerated its sales, marketing and product development activities to bring its own broadband-capable, backpackable, intelligent satellite system, the GLOBETrekker, to market.

In 2005, the Company incurred increased sales, general and administrative expenses totaling $9.62 million, and increased net product development expenses totaling $2.28 million. While some of the increase in expenses over 2004 is attributable to the GLOBETrekker, a significant portion of such expenses was non-recurring. These expenses were associated with consulting fees, regulatory filings, and severance and other charges resulting from changes in the management and board.

The Company also incurred a write down of the goodwill of $0.44 million related to an acquisition in 1998; a loss of $0.38 million due to the reduction in conversion price of convertible debentures, offered to the holders as an inducement for early conversion; and a foreign currency loss of $0.25 million. Consequently, the Company realized a net loss for the fourth quarter of $2.08 million, and a net loss for the year of $5.89 million.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat’s latest innovations include the Norsat OmniLink™ and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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Norsat International Inc. Contact:

Bill Coyne

(604) 292-9000

bcoyne@norsat.com